UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 2005	Commission file number 0-25042

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Young Broadcasting Inc. 401(k) Plan

(Full title of the plan)

YOUNG BROADCASTING INC.

(Name of issuer of the securities held pursuant to the plan)

599 Lexington Avenue

New York, New York  10022

(Address of principal executive offices)

Young Broadcasting Inc. 401(k) Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2005 and 2004

Index

Report of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

All other schedules are omitted as not applicable or not required

Signatures

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Young Broadcasting Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Young Broadcasting Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years ended December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 26, 2006

Young Broadcasting Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value:
PIMCO Total Return	$3,144,393	$2,322,017
AIM Large Cap Growth—Investor	5,697,793	4,930,924
Invesco 500 Index Trust	5,302,982	3,833,633
Invesco Stable Value Trust	6,535,956	4,567,870
AIM Charter	1,030,861	760,526
AIM Capital Development	7,010,856	6,182,973
AIM Basic Balanced (AIM Balanced)	1,689,128	1,192,229
T Rowe Price Retirement Income	384,215	163,855
T Rowe Price Retirement 2010	1,321,572	485,924
T Rowe Price Retirement 2020	1,428,459	598,758
T Rowe Price Retirement 2030	420,198	108,163
T Rowe Price Retirement 2040	291,251	15,250
American Century Income and Growth	3,836,544	2,893,267
American Funds EuroPacific	2,452,624	1,133,771
Oppenheimer Global	3,646,863	1,993,143
Young Broadcasting Inc. Common Stock	1,466,651	3,689,469
Participant loans	1,313,331	1,113,098
	46,973,677	35,984,870

Employee contributions receivable	285,720	252,426
Employer contributions receivable	285,486	271,457
Net assets available for benefits	$47,544,883	$36,508,753

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	2005	2004
Additions
Additions to net assets attributable to:
Employee contributions	$3,716,423	$3,550,093
Employer contributions	1,182,005	1,123,652
Rollovers	97,162	83,696
Transfer of net assets resulting from plan merger (Note 1 and Note 4)	10,452,431	—
Total contributions	15,448,021	4,757,441

Investment income:
Interest and dividend income	1,841,062	946,633
Net investment income	1,841,062	946,633
Total additions	17,289,083	5,704,074

Deductions
Deductions from net assets attributed to:
Benefits paid directly to participants	(3,729,954)	(2,784,736)
Administrative expenses	(33,285)	(37,914)
Total deductions	(3,763,239)	(2,822,650)

Net depreciation in fair value of investments	(2,489,714)	(1,199,692)
Net increase	11,036,130	1,681,732
Net assets available for benefits at beginning of year	36,508,753	34,827,021
Net assets available for benefits at end of year	$47,544,883	$36,508,753

See accompanying notes.

Young Broadcasting Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2004

1. Description of the Plan

The Young Broadcasting Inc. 401(k) Plan (the “Plan”) is a defined contribution plan which provides retirement benefits for all eligible employees, as defined, of Young Broadcasting Inc. and subsidiaries (collectively, the “Company”). In October 2004, the Company sold WTVO-TV; accordingly, all participants of WTVO-TV, except one, were terminated. Any withdrawals by terminated employees have been included in the benefits paid directly to participants on the Statements of Changes in Net Assets Available for Benefits. The Company is the Plan’s administrator and sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective December 1, 2005, the plan assets and loans of the Young Broadcasting Inc. Union 401(k) Plan (the “Union Plan”) of $10,452,431 were merged into the Plan. The provisions of the Union Plan were substantially similar to those of the Plan. (See Note 4)

The Plan participants may make pre-tax contributions from their salaries of up to 75% of eligible compensation subject to a limitation. Participant pre-tax contributions are subject to the limitations of Internal Revenue Code (the “Code”) Section 402(g) of $14,000 and $13,000 for the years ended 2005 and 2004, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan currently provides the Company the option to make annual contributions to the Plan in the form of cash or employer securities or a combination thereof. The employer matching contribution is equal to 50% of the participant’s pre-tax contribution up to 6% of a participant’s compensation. All employer matching contributions for 2005 and 2004 are made in the form of the Company’s common stock.

Participant benefits vest in employer matching contributions and discretionary contributions at a rate of 20% per year after two years of service, as defined in the Plan. Under the Plan, a participant is 100% vested in the employer’s matching contributions after six years of credited service. Participants are immediately vested in their pre-tax contributions plus accrued earnings thereon. Loans and limited withdrawals during employment are permitted under certain conditions provided for by the Plan.

Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Forfeiture balances as of December 31, 2005 and 2004 are approximately $91,000 and $68,000, respectively, and forfeitures used to reduce employer matching contribution for 2005 and 2004 are approximately $47,000 and $97,000, respectively.

Participants’ vested account balances are payable no later than retirement. The normal retirement age under the Plan is 65. Payments are permitted prior to that age in the case of termination of employment due to disability, death or for any other reason.

The Plan includes a loan provision whereby active Plan participants may generally borrow up to a maximum of 50% of their vested account balance, not to exceed $50,000. Amounts borrowed must be repaid with interest through regular payroll deductions over a period not to exceed five years for periodically occurring loans and thirty years for loans used to purchase a primary residence. Interest rates are stated at prime plus 1%. The interest rates on outstanding loans at December 31, 2005 range from 5.0% to 11.50%.

The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description which was delivered to all participants for a more complete description of the Plan’s provisions.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained and the financial statements are prepared on the accrual basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan investments are stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities for which market quotes are readily available are valued at market value which is determined by using the last reported sales price or, if no sales are reported and in the case of certain securities traded over-the-counter, the mean between the last reported bid and asked prices. All other securities and assets, including any restricted securities, are valued at fair value, except to the extent as noted below with respect to loans. Gain or loss on sale of investments and the change in the fair value of investments are reflected in the statements of changes in net assets available for benefits as net depreciation in fair value of investments.

Loans are valued at their outstanding principal balances, which approximate fair value.

3. Investments

The Plan offers participants a directed investment program whereby each investment opportunity offers the participant a different investment strategy. Contributions received may be invested in specified funds. The Plan also permits participants to invest in the Company’s common stock. AMVESCAP National Trust Company, the Plan Trustee, limits participants’ investments in the Company’s common stock to a maximum of 10% of their total contributions.

During 2005, the AIM Balanced fund merged into the AIM Basic Balanced Fund.

3. Investments (continued)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2005	2004

PIMCO Total Return	$3,144,393	$2,322,017
American Funds Europacific	2,452,624	*
AIM Large Cap Growth—Investor	5,697,793	4,930,924
Invesco 500 Index Trust	5,302,982	3,833,633
Invesco Stable Value Trust	6,535,956	4,567,870
AIM Capital Development	7,010,856	6,182,973
American Century Income and Growth	3,836,544	2,893,267
Oppenheimer Global	3,646,863	1,993,143
Young Broadcasting Inc. Common Stock	*	3,689,469

*                    Investments did not equal 5% or more of the Plan’s net assets at year-end.

During 2005 and 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) (depreciated) appreciated in fair value as determined by quoted market prices as follows:

	Net (Depreciation) Appreciation in Fair Value of Investments
	2005	2004

Mutual funds	$634,602	$1,683,956
Young Broadcasting Inc. Common Stock	(3,124,317)	(2,883,648)
	$(2,489,715)	$(1,199,692)

4. Union Plan Merger

The activity in the Union Plan between January 1, 2005 and December 1, 2005 (date of merger) was as follows:

Additions
Employee contributions	$814,963
Employer contributions	19,142
Rollovers	663
Total Contributions	834,768

Investment income	145,808
Total additions	980,576

Deductions
Benefits paid directly to participants	(1,800,091)
Administrative expenses	(10,336)
Transfer of net assets resulting from plan merger	(10,452,431)
Total Deductions	(12,262,858)

Net Appreciation in fair value of investments	365,737
Net decrease	(10,916,545)
Net assets available at the January 1, 2005	10,916,545
Net assets available at December 1, 2005	$—

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend, alter, or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take necessary steps, if any, to maintain the Plan’s qualified status.

7. Administrative Expenses

Legal and accounting fees, insurance expenses and certain administrative expenses relating to the maintenance of Plan records have been paid by the Company for the 2005 and 2004 Plan years. Other administrative expenses were paid by the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per financial statements to Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$47,544,883	$36,508,753
Amounts allocated to withdrawn participants	(37,258)	(26,217)
Net assets available for benefits per Form 5500	$47,507,625	$36,482,536

	Years Ended December 31,
	2005	2004
Benefits paid to participants per financial statements	$3,729,954	$2,784,736
Add: Amounts allocated to withdrawing participants at December 31, 2005	37,258	26,217
Less: Amounts allocated to withdrawing participants at December 31, 2004	(26,217)	—
Benefits paid to participants per Form 5500	$3,740,995	$2,810,953

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

9. Subsequent Events

Effective January 1, 2006, the Company’s matching contribution increased from a maximum total of 3% of eligible employee compensation to a maximum total of 4% of eligible employee compensation. Specifically, the Company’s match increased from one-half of every dollar a participant contributes for deferrals up to the first 6% of the participants pay to a dollar for dollar match for deferrals up to the first 3% of pay, plus one-half of the next 2% deferred (to a total maximum of 5% deferred.)  Furthermore, all participants are considered 100% vested in matching contributions allocated to their accounts for Plan years beginning on or after  January 1, 2006, regardless of their years of employment.

Supplemental Schedule

Supplemental Schedule	EIN: #13-3339681
Plan: #001

Young Broadcasting Inc. 401(k) Plan
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Party Involved and Description of Assets	Current Value

PIMCO Total Return	$3,144,393
AIM Large Cap Growth—Investor	5,697,793
Invesco 500 Index Trust*	5,302,982
Invesco Stable Value Trust*	6,535,956
AIM Charter	1,030,861
AIM Capital Development	7,010,856
AIM Basic Balanced	1,689,128
T Rowe Price Retirement Income	384,215
T Rowe Price Retirement 2010	1,321,572
T Rowe Price Retirement 2020	1,428,459
T Rowe Price Retirement 2030	420,198
T Rowe Price Retirement 2040	291,251
American Century Income and Growth	3,836,544
American Funds EuroPacific	2,452,624
Oppenheimer Global	3,646,863
Young Broadcasting Inc. Common Stock*	1,466,651
45,660,346
Participant Loans—interest rates ranging from 5.0% to 11.50%, loans maturing through 2030	1,313,331
$46,973,677

*                    Indicates party-in-interest to the Plan.

The “Cost” column is not applicable as all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:  June 26, 2006

YOUNG BROADCASTING INC. 401(k) PLAN

By:	/s/ James A. Morgan
James A. Morgan
Plan Administrator